EXHIBIT 99.4
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         KPMG LLP                                  Telephone       (416)228-7700
         CHARTERED ACCOUNTANTS                     Telefax         (416)228-7123
         Yonge Corporate Centre                    www.kpmg.ca
         4100 Yonge Street, Suite 200
         North York, ON  M2P 2H3



Ontario Securities Commission


Dear Sirs:


RE: VASOGEN INC (THE "COMPANY")

We refer to the prospectus of the Company dated July 22, 2003 relating to the secondary issue of 8,120,000 Common Shares of the Company:

We are the auditors of the Company and under date of December 20, 2002, we reported on the following financial statements incorporated by reference in the short form prospectus:

         Consolidated balance sheets as at November 30, 2002 and 2001;

         Consolidated statements of losses, deficit and cash flows for each of the years in the three-year period ended November 30, 2002 and for the period from December 1, 1987 to November 30, 2002.

Also, incorporated by reference in the short form prospectus are the following unaudited interim financial statements which have been filed with the securities regulatory authority prior to the date of this letter.

         Consolidated balance sheets as at August 31, 2003;

         Consolidated statements of earnings and cash flows for the three-month and ninemonth periods ended August 31, 2002 and 2003;

         Consolidated statements of cash flows for the three-month and nine-month periods ended August 31, 2003 and 2002.

We have not audited any financial statements of the Company as at any date or for any period subsequent to November 30, 2002. Although we have performed an audit for the year ended November 30, 2002, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at November 30, 2002 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim consolidated financial statements, or on the financial position, results of operations or cash flows of the Company as at any date or for any period subsequent to November 30, 2002.

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We have, however, performed a review of the unaudited interim financial statements of the Company as at August 31, 2003 and for the three-month and nine-month periods ended August 31, 2003 and 2002. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditors. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ KPMG LLP
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Chartered Accountants

Toronto, Ontario
October 16, 2003